

September 28, 2018

Via E-mail
Christopher Reeg
Chief Executive Officer
Fuse Medical, Inc.
1565 North Central Expressway, Suite 220
Richardson, TX 75080

>   **Re: Fuse Medical, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2017**
>   **Filed April 6, 2018**
>   **File No. 000-10093**

Dear Mr. Reeg:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Rufus Decker
>
>   Rufus Decker
>   Accounting Branch Chief
>   Office of Beverages, Apparel and
>   Mining